WEPOWER APP, INC
(a California Corporation)
(A Development Stage Company)

DECEMBER 31, 2015
REVIEWED FINANCIAL STATEMENTS

TOGETHER WITH
INDEPENDENT ACCOUNTANTS' REPORT

CPA Auditor, Inc.

TABLE OF CONTENTS

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Independent Accountant's Review Report

To the Board of Directors
WepPower App, Inc.
3060 El Cerrito Plaza, Suite 509
El Cerrito, CA 94530

We have reviewed the accompanying financial statements of WePower App, Inc., which comprise the balance sheet as of December 31, 2015, and the related combined statement of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of WePower App, Inc's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of WePower App, Inc., in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Cpa Auditor, Inc.

CpaAuditor, Inc.
San Francisco, California
July 7, 2016

WePower App, Inc.
(A Development Stage Company)
Balance Sheet
December 31, 2015

ASSETS

	2015
CURRENT ASSETS	
Due from shareholders	$ 700
Total Assets	$ 700

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 500
Total liabilities	500
STOCKHOLDERS' EQUITY	
Common stock, no par, Authorized 1,000,000 shares	
Issued and outstanding 10,000 shares	-
Additional paid In capital	2,015
Accumulated deficit	(1,815)
Stockholders' Equity	200
Total Liabilities and Stockholders Equity	$ 700

WePower App, Inc.
(A Development Stage Company)
Statement of Operation
Year Ended December 31, 2015

	2015
REVENUES	
Revenue	$ -
	-
COST AND EXPENSES	
Business incorporation fees	1,315
Tax filing fees	500
	1,815
LOSS BEFORE INCOME TAXES	(1,815)
Provision for income taxes	-
NET LOSS	$ (1,815)

WePower App, Inc.
(A Development Stage Company)
Statement of Stockholders' Equity
Year Ended December 31, 2015

	Common Stock Issued Shares	Common Stock Stock	Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, February 6, 2015	-	$ -	$ -	$ -	$ -
Common stock Issued and outstanding	10,000	-	2,015	-	2,015
Net loss	-	-	-	(1,815)	(1,815)
Balance, December 31, 2015	**10,000**	**$ -**	**$ 2,015**	**$ (1,815)**	**$ 200**

WePower App, Inc.
(A Development Stage Company)
Statement of Cash Flows
Year Ended December 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,815)
Adjustments to reconcile net income to net cash used in	
operating activities:	
Changes in assets and liabilities:	
Due from shareholders	(700)
Accounts payable	500
Net Cash Used in Operating Activities	(2,015)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital	2,015
Net Cash Used in Financing Activities	2,015
Net change in cash and cash equivalents	-
CASH AND CASH EQUIVALENTS, beginning balance	-
CASH AND CASH EQUIVALENTS, ending balance	$ -
SUPPLEMENTAL CASH-FLOW INFORMATION	
Cash paid during the year for -	
Interest	$ -
State tax	$ -

See Independent Accountant's Review Report and Financial Statements Notes

WePower App, Inc.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2015

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1. **Summary of Significant Accounting Policies**

General – WePower App, Inc., ("WePower App"), a California corporation incorporated in February 6, 2015, operates as a mobile application and website for public polling on political topics.

WePower App's business continues to be in the development stage and is focused on building mobile and website applications. Upon completion of building mobile and website applications, WePower App will be in a position to transition from development stage to commercialization. The completion of these latter stages will be subject to the WePower App receiving funding in the future.

Basis of Accounting – WePower App prepares the financial statements using accrual basis of accounting in conformity with the generally accepted accounting principles in the United States of America. The expenses are recorded when the benefits and services are received.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. WePower App is subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in the environment, legislation, regulations and competition. WePower App regularly evaluates their estimates and assumptions using historical experience and expectations about the future. WePower App adjusts their estimates and assumptions when facts and circumstances indicate the need for change.

WePower App, Inc.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2015

Due From Shareholders – As of December 31, 2015, WePower App had a short term unsecured receivable amounting to $700 for the shares issued to two shareholders.

Accounts Payable – Accounts payable are recorded when goods or benefits are received. The carrying amount of accounts payable in the balance sheet approximates its fair value.

Income Taxes – WePower App has elected to be taxed under the chapter C of the Internal Revenue Code. Income of WePower App is reported in the WePower App's income tax return.

At December 31, 2015, WePower App did not have any tax benefit disallowed under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") FASB

ASC 740, Income Taxes and no amounts have been recognized for potential interests and penalties. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with the tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax position not meeting the "more likely than not" test, no tax benefit is recorded.

Current tax expense for the years presented are comprised of the minimum tax for Federal and the State of California based on minimal tax rates for taxable income.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. No deferred tax expense were booked for the year ended December 31, 2015 as there is no difference noted between the carrying amounts of assets and liabilities for financial reporting and income tax purposes.

WePower App, Inc.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2015

WePower App files its income tax returns in the United States Federal and California jurisdictions.

Concentration of Credit Risk – Financial instruments that potentially subject WePower App to concentrations of credit risk consist principally of deposits greater than $250,000 for interest bearing accounts with each financial institution that is a member of Federal Deposit Insurance Corporation ("FDIC"), and security deposits greater than $500,000 ($250,000 in cash) with each financial institution that is a member of Securities Investor Protection Corporation ("SIPC").

WePower App has no cash balances on deposit at December 31, 2015 that exceeded the balance insured by the FDIC. Management of WePower App periodically reviews its cash policies and believes any potential accounting loss is minimal.

Fair Value of Financial Instruments – The carrying amounts of financial instruments including due from shareholders, and accounts payable approximate fair value as of December 31, 2015, because of the relatively short maturity of these instruments.

2. **Common Stock**

On February 6, 2015, WePower App issued 10,000 Common stock to three shareholders for a total value of $2,015.

3. **Transactions with Related Parties**

Transactions that occurred between WePower App and related parties during the current years are as follows:

WePower App, Inc.
(A Development Stage Company)
Notes To Financial Statements
December 31, 2015

WePower App had a short term unsecured receivable amounting to $700 for the shares issued to two shareholders.

4.   Subsequent Events

WePower App has evaluated subsequent events through July 7, 2016, the date on which the financial statements were available to be issued. The financial statements includes all events or transactions, including estimates, required to be recognized in accordance with the accounting principles generally accepted in the United States of America. WePower App has determined that there are no unrecognized subsequent events that require additional disclosures.